SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 16 , 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

PRESS RELEASE

THE CITY OF BRAUNSCHWEIG CHOOSES VEOLIA ENVIRONNEMENT

Veolia Environnement becomes operator and majority shareholder of the company that manages all this German city’s environmental services.

Paris, December 16th, 2004 -The municipal council of the City of Braunschweig in Lower Saxony (250,000 inhabitants, north-west Germany) has just approved the sale of 74.9% of the Braunschweig city service provider company "Braunschweiger Versorgungs-AG" (BV-AG) to Veolia Environnement. The city will retain 25.1% of the capital. The delegated services concern the water distribution, and the management of the municipal heating, electricity and gas network.

Through its subsidiary Veolia Water Deutschland, Veolia Environnement will invest 370 million euros to acquire 74.9% of the company, which has an annual turnover of about 300 million euros.

This project was evaluated in the light of the successful experiences of VE partnerships with public bodies in Germany, that is the stadtwerke of Görlitz and Weisswasser (Saxony), or the 400 other German municipalities, which have already chosen Veolia Water as operator of their water management service. In a communiqué, the mayor of Braunschweig, Dr Hoffmann, stated: "Veolia Environnement, a solid group operating around the world, is already a partner of recognised quality for numerous municipalities in Germany and has presented a development project of great interest to our municipal company."

"Such level of trust from the city of Braunschweig shows both a recognition of the work accomplished by our German teams towards servicing public bodies, and a milestone in our development in that country," declared Henri Proglio, CEO of Veolia Environnement.

Through BV-AG, Veolia Environnement will strengthen its regional implantation in the western part of Germany, and will offer a complete set of environmental services to municipalities and companies in the Länder of Lower Saxony and Hesse, where the industrial fabric is very dense and 5 million inhabitants live.

Veolia Environnement manages, in partnership, the water and wastewater services for the city of Berlin, as well as services for the towns of Gera, Döbeln, Merseburg, Görlitz, Bad Münder and over 400 other municipalities, particularly in the Länder of Saxony, Saxony-Anhalt and Lower Saxony -altogether a population served of over 5 million inhabitants.

VE is the largest private bus and regional train operator in Germany. VE is also active in the waste management and energy services segments.

In 2003, Veolia Environnement had a consolidated turnover in Germany of 1.2bn euros with a workforce of 15,000.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. In the first half of 2004, Veolia Environnement recorded consolidated revenues of 14.2 bn euros.

Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan - Tel +(1) 941 362 2435

Press release also available on our web site: http://veoliaenvironnement-finance.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 13, 2004

VEOLIA ENVIRONNEMENT By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior Executive President and Chief Financial Officer